Exhibit 99.4

SOLARBANK CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

RE:	Special Meeting of Shareholders of the Corporation to be held on July 23, 2025 (the “Meeting”)

The undersigned, Dr. Richard Lu, being the Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)	the Corporation has relied on section 2.20 of National Instrument 54-101 (the “Instrument”) to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of the Instrument;

(b)	the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument;

(c)	the Corporation has fixed the record date for notice to be at least 40 days before the date fixed for the Meeting and has sent the notification of meeting and record dates under section 2.2 of the Instrument at least 3 business days before the record date for notice; and

(d)	the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED: June 6, 2025.

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer